                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                           RAYTEL MEDICAL CORPORATION
                            (Name of Subject Company)

                         ------------------------------

                       SHL TELEMEDICINE ACQUISITION CORP.
          an indirect wholly-owned subsidiary of SHL TeleMedicine Ltd.
                                       and
                              SHL TELEMEDICINE LTD.
                      (Name of Filing Persons -- Offerors)

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                         ------------------------------

                                    755107109
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                                  Erez Nachtomy
                              SHL TeleMedicine Ltd.
                               90 Igal Alon Street
                             Tel Aviv, Israel 67891
                                + 972-3-561-2212
 (Name, address and telephone number of person authorized to receive notices and communications on Behalf of Filing Persons)

                         ------------------------------

                                   Copies to:
                            Andrew C. Freedman, Esq.
                              Roy L. Goldman, Esq.
                             Steven I. Suzzan, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000

                            CALCULATION OF FILING FEE
================================================================================
 Transaction Valuation*                              Amount of Filing Fee**
--------------------------------------------------------------------------------
     $32,568,606.25                                        $6,513.73
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based upon (a) $10.25 multiplied by (b) 3,177,425, representing the aggregate number of shares of Raytel Medical Corporation Common Stock outstanding as of February 7, 2002, plus the maximum number of shares expected to be issued pursuant to outstanding options and Raytel's Employee Stock Purchase Plan prior to the date the offer is expected to be consummated.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    None                   Filing Party:  N/A
Form or Registration No.:  N/A                    Date Filed:    N/A

         / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /X/  third-party tender offer subject to Rule 14d-1.

         / /  issuer tender offer subject to Rule 13e-4.

         / /  going-private transaction subject to Rule 13e-3.

         / /  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by SHL TeleMedicine Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect-wholly owned subsidiary of SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), to purchase all the outstanding shares of common stock, par value $0.001 per share, of Raytel Medical Corporation, a Delaware corporation ("Raytel"), including the associated rights to purchase the Series A Preferred Stock issued pursuant to the Rights Agreement, dated as of August 14, 1998, by and between Raytel and BankBoston, N.A., as Rights Agent (together, the "Shares"), at a purchase price of $10.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Schedule TO is being filed on behalf of the Purchaser and SHL.

         The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is Raytel Medical Corporation, a Delaware corporation. Raytel's executive offices are located at 2755 Campus Drive, Suite 200 San Mateo, CA 94403, telephone: (650) 349-0800.

         (b) The class of securities to which this statement relates is the Shares (as defined above), of which 2,919,822 Shares were issued and outstanding as of February 4, 2002. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) This Tender Offer Statement is filed by SHL and the Purchaser. The information set forth in "THE TENDER OFFER--Section 9. Certain Information Concerning the Purchaser and SHL" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

         (b) The information set forth in "THE TENDER OFFER--Section 9. Certain Information Concerning the Purchaser and SHL" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference.

         (c) The information set forth in "THE TENDER OFFER--Section 9. Certain Information Concerning the Purchaser and SHL" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, none of the Purchaser or SHL or, to the best knowledge of the Purchaser or SHL, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

         The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) During the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser or SHL or, to the best knowledge of the Purchaser and SHL, any of the persons listed on Schedule I to the Offer to Purchase, and Raytel or any of its executive officers, directors or affiliates.

         (b) The information set forth in the "INTRODUCTION," "THE TENDER OFFER--Section 11. Contacts and Transactions with Raytel; Background of the Offer" and "THE TENDER OFFER--Section 12. Purpose of the Offer and the Merger; Plans for Raytel; the Merger Agreement; the Stockholders' Agreement; the Confidentiality Agreement " of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "INTRODUCTION," "THE TENDER OFFER--Section
11. Contacts and Transactions with Raytel; Background of the Offer" and "THE TENDER OFFER--Section 12. Purpose of the Offer and the Merger; Plans for Raytel; the Merger Agreement; the Stockholders' Agreement; the Confidentiality Agreement" of the Offer to Purchase, there have been no negotiations, transactions or material contacts during the past two years which would be required to be disclosed under this Item 5(b) between any of the Purchaser or SHL or any of their respective subsidiaries or, to the best knowledge of the Purchaser and SHL, any of those persons listed on Schedule I to the Offer to Purchase and Raytel or its affiliates concerning a merger, consolidation, acquisition, tender offer for or other acquisition of Raytel securities, an election of Raytel directors or a sale or other transfer of a material amount of Raytel's assets.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(4), (6) and (7) The information set forth in the "INTRODUCTION," "THE TENDER OFFER--Section 7. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations," "THE TENDER OFFER--Section 11. Contacts and Transactions with Raytel; Background of the Offer" and "THE TENDER OFFER--Section 12. Purpose of the Offer and the Merger; Plans for Raytel; the Merger Agreement; the Stockholders' Agreement; the Confidentiality Agreement " of the Offer to Purchase is incorporated herein by reference.

         (c) (1), (2), (3) and (5) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in "THE TENDER OFFER--Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         The information set forth in "THE TENDER OFFER--Section 9. Certain Information Concerning the Purchaser and SHL" and "THE TENDER OFFER--Section 12. Purpose of the Offer and the Merger; Plans for Raytel; the Merger Agreement; the Stockholders' Agreement; the Confidentiality Agreement" of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth in the "INTRODUCTION" and "THE TENDER OFFER--Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of Offerors are not required.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in "THE TENDER OFFER--Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

The following Exhibits are filed herewith:

         (a)(1)(A)         Offer to Purchase dated February 22, 2002.

         (a)(1)(B)         Form of Letter of Transmittal.

         (a)(1)(C)         Form of Notice of Guaranteed Delivery.

         (a)(1)(D)         Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.

         (a)(1)(E)         Form of Letter to Clients.




         (a)(1)(F)         Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
                           Form W-9.

         (a)(1)(G)         Press Release issued by SHL on February 8, 2002 (incorporated by reference to Offerors'
                           Schedule TO filed February 11, 2002).

         (b)               None.

         (d)(1)            Agreement and Plan of Merger dated as of February 7, 2002, by and between SHL, the
                           Purchaser and Raytel (incorporated by reference to Exhibit 1 to Offerors' Schedule 13D filed
                           February 19, 2002).

         (d)(2)            Stockholders Agreement dated as of February 7, 2002, by and between SHL, the Purchaser and Richard F. Bader, Jason Sholder, Swapan Sen, John F. Lawler, Jr., Gene I. Miller
                           and Allan Zinberg (incorporated by reference to Exhibit 2 to Offerors' Schedule 13D filed
                           February 19, 2002).

         (d)(3)            Confidentiality Agreement dated as of November 29, 2001 between SHL and Raytel.

         (g)               None.

         (h)               None.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            SHL TELEMEDICINE
                                            ACQUISITION CORP.


                                            By: /s/ YARIV ALROY
                                                --------------------------------
                                                Name: Yariv Alroy
                                                Title: Co-President



                                            SHL TELEMEDICINE LTD.


                                            By: /s/ YARIV ALROY
                                                --------------------------------
                                                Name:  Yariv Alroy
                                                Title: Co-President




Dated: February 22, 2002

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------
(a)(1)(A)         Offer to Purchase dated February 22, 2002.

(a)(1)(B)         Form of Letter of Transmittal.

(a)(1)(C)         Form of Notice of Guaranteed Delivery.

(a)(1)(D)         Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.

(a)(1)(E)         Form of Letter to Clients.

(a)(1)(F)         Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)         Press Release issued by SHL on February 8, 2002 (incorporated by reference to Offerors'
                  Schedule TO filed February 11, 2002).

(d)(1)            Agreement and Plan of Merger dated as of February 7, 2002, by and between SHL, the
                  Purchaser and Raytel (incorporated by reference to Exhibit 1 to Offerors' Schedule 13D filed
                  February 19, 2002).

(d)(2)            Stockholders Agreement dated as of February 7, 2002, by and between SHL, the Purchaser and Richard F. Bader, Jason Sholder, Swapan Sen, John F. Lawler, Jr., Gene I. Miller
                  and Allan Zinberg (incorporated by reference to Exhibit 2 to Offerors' Schedule 13D filed
                  February 19, 2002).

(d)(3)            Confidentiality Agreement dated as of November 29, 2001 between SHL and Raytel.

